Mail Stop 3010

September 30, 2009

Via U.S. Mail and Fax (212) 217-6301
Shawn P. Seale
Senior Vice President, Chief Financial Officer and Treasurer
CapLease, Inc.
1065 Avenue of the Americas
New York, NY 10018

> RE: **CapLease, Inc.**
> **Form 10-K for the period ended December 31, 2008**
> **Filed March 6, 2009**
> **Schedule 14A filed April 17, 2009**
> **File No. 1-32039**

Dear Mr. Seale:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 6, 2009

Our Portfolio, page 3

1. We note the bullet point on page 3 that the weighted average remaining lease term is approximately 8 years. On page 2 you disclose such average as 10 years. Please tell us the reason for the inconsistency.

2.   We note the lease expiration table on page 5. In future filings, please provide
     similar disclosure for a 10-year period and also disclose the gross annual rent and
     percentage of gross annual rent represented by the expiring leases.

3.   From footnotes 9 through 12, we note that the properties where you hold an estate
     for years represent approximately 18% of your estimated rent for 2009 and 20%
     of your owned property investments. Please tell us how you will own the
     improvements on the land after the expiration of the noted leasehold estate. Also,
     please tell us if your interest in those properties are alienable and how the fair
     market value will be determined if you exercise your purchase options. Provide a
     similar alienability discussion about your ground leases disclosed in footnotes 6
     and 7. Provide similar clarification in your future filings.

4.   Please tell us your occupancy rates and average annual rent per square foot for
     each of the last three years on a portfolio basis. Confirm that you will provide
     similar disclosure in future filings.

5.   Please tell us the weighted average life of your CMBS and other real estate
     securities. Confirm that you will provide similar disclosure in future filings.

Risk Factors, page 14

6.   Please provide a risk factor that addresses the possibility that you may have REIT
     taxable income in excess of income from operating activities, which would
     require you to fund distributions from other sources in order to maintain your
     qualification as a REIT. Describe all other possible sources of funds for
     distributions, such as proceeds from the sale of assets or borrowings. Discuss the
     risks associated with using funds other than income from operations to fund your
     distribution payments. Provide this disclosure in future filings and include draft
     disclosure with your response letter.

MD&A

Liquidity and Capital Resources, page 45

7.   We note that you experienced a net loss for the last two fiscal years. Please tell us
     the source of funds used to make your dividend payments in 2008. To the extent
     that you do not use cash from operations to fund your dividend payments, please
     also disclose the requested source in future filings.

8.   We note the disclosure on page 49 indicating that you have $38.8 million and
     $290.8 million coming due within the next year and 2-3 years, respectively. We
     also note your disclosure on page 34 of your Form 10-Q filed for the period ended
     June 30, 2009, that you estimate a need to generate $5 - $15 million of liquidity to
     extend the term loan with Wachovia. Because the credit facility and term loan
     represent a significant portion of the obligations coming due within the next 3

years, please tell us how you will satisfy such obligations if you are unable to extend their maturities. Please tell us how your financial condition and operating results could be materially adversely affected as referenced on page 34 of your Form 10-Q. Confirm that you will provide similar disclosure in future filings.

Note 5 – Loans Held for Investment, page 70

9.   We note that as of December 31, 2008 all of your loans receivable are classified as held for investment. We also note that during the quarter ended March 31, 2009 you entered into an agreement to sell a majority participation interest in one of these loans for a loss. As such you reclassified the loan as "held for sale" on the Consolidated Balance Sheet at March 31, 2009, and reported the loan at the lower of cost or market value, resulting in an impairment loss of $4,397 on this loan in the quarter ended March 31, 2009. Please tell us how you determined that only this loan should be reclassified as held for sale. Furthermore, please tell us how you determined that you have the intent and ability to hold the remaining loans receivable until recovery or maturity. Please tell us how you considered your current financial condition and liquidity demands, your current business plan, the current economic environment and related market conditions, and your past practices when determining whether or not you have the intent and ability to hold these loans until recovery or maturity. For reference, please see SFAS 65 and SOP 01-6.

Note 6 – Commercial Mortgage Backed Securities and Structuring Fees Receivable, page 72

10.   We note that you had approximately $65.6 million of gross unrecognized losses as of December 31, 2008 related to your securities. We also note that these gross unrecognized losses increased in 2009 to approximately $73.7 million as of March 31, 2009 and that the securities related to $55 million of these losses have been in an unrealized loss position for more than twelve months (increasing to $69.2 million at March 31, 2009). You disclose that these losses are primarily the result of market interest rate changes and that you consider the underlying credits to be financially sound. However, we note that the S&P Equivalent Ratings for many of these securities are below BBB as of December 31, 2008 and that the ratings for some of these securities disclosed in your Form 10-Q for the quarter ended March 31, 2009 are lower than the ratings for these securities that were disclosed in your 2008 Form 10-K. Please tell us if these securities were downgraded and if there have been any more downgrades since March 31, 2009. We note that any rating agency downgrade may represent the market's views that the security is impaired due to credit issues, which may impact your ability to assert that the decline in fair value is temporary and that you could hold the security until recovery or maturity.

11.   Based on the factors described in SAB 5M, it appears that the losses discussed in the comment above may be other-than-temporary. Please specifically tell us how you considered the length of the time, the related credit ratings, and the extent to

which the market value of these securities has been less than cost when you determined that these losses should not be realized. In light of the continuing market decline, please tell us how you determined that you have the ability and intent to hold these securities until maturity.

12.   Please additionally tell us the geographic breakout of the underlying commercial real estate. In future filings, please additionally expand your disclosure to include a discussion of the significance of the geographic distribution of the collateral and how the "global credit crisis" and worsening market conditions, particularly within the real estate industry, may affect these assets underlying your real estate securities.

Note 7 – Fair Value, page 74

13.   In future filings, please expand your disclosure to include specific discussion of the internal model(s) you use for Level 3 assets, including the significant inputs. Please discuss how your assumptions were developed and how and why assumptions changed from period to period. In future filings also disclose the key drivers of value for each significant Level 3 asset and liability and discuss whether each input is observable or unobservable.

Schedule 14A filed April 17, 2009

Compensation of Directors, page 12

14.   In future filings, please disclose by footnote the aggregate number of unvested stock awards outstanding at fiscal year end for each director. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K and Compliance and Disclosure Interpretation 127.04.

Objective and Subjective Performance Factors, page 16

15.   From the first bullet point, we note that the committee analyzed your total shareholder return with that of a peer group. Please tell us if there is a specific comparison level within the peer group the committee focuses on. Confirm that you will provide similar disclosure in future filings.

16.   Please tell us the actual and budgeted amounts for the leveraged return on equity and FFO that were used as part of the committee's determinations. Similar disclosure should be provided in future filings.

17.   Please tell us how the committee determined the amount of compensation awarded to each executive officer. The discussion should address how the committee accounted for each named executive officer's individual performance

and/or individual contribution. See Item 402(b)(2)(vii). Confirm that you will provide similar disclosure in future filings.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the future amended disclosure to expedite our review. Please furnish a cover letter with your future amended disclosure that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your future amended disclosure and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact William Demarest, Staff Accountant at 202-551-3432 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Staff Attorney at 202-551-3386 or me at 202-551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel